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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LCG CAPITAL ADVISORS, LLC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 E KENNEDY BLVD, SUITE 325
(No. and Street)

TAMPA (City) FL (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRIDA GUIDA & CO, P.A.
(Name – *if individual, state last, first, middle name*)

1106 N. FRANKLIN ST. (Address) TAMPA (City) FL (State) 33602 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 5/20/15

OATH OR AFFIRMATION

I, KEVIN C. DANIELS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LCG CAPITAL ADVISORS, LLC., as of DECEMBER 31, ~~2014~~, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

N/A

N/A

Kevin C. Daniels
Signature

CHIEF COMPLIANCE OFFICER
Title

Ashley Reed
COMMISSION # EE210440
EXPIRES: JULY 29, 2016
WWW.AARONNOTARY.COM

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LCG
ADVISORS

Financial Statements
Year Ended December 31, 2014

LCG CAPITAL ADVISORS, LLC
Financial Statements
December 31, 2014

TABLE OF CONTENTS

PRIDA·GUIDA & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
1106 N. FRANKLIN STREET
TAMPA, FLORIDA 33602

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of LCG Capital Advisors, LLC

We have audited the accompanying financial statements of LCG Capital Advisors, LLC (a Florida corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. LCG Capital Advisors, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of LCG Capital Advisors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

The attached Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of LCG Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of LCG Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Prida, Guida & Company

Prida, Guida & Company, P.A.
Tampa, Florida
February 20, 2015

LCG Capital Advisors, LLC
Statement of Financial Condition
December 31, 2014

ASSETS		
Current assets		
Cash	$	67,893
Accounts receivables		407
Due from affiliates		57,161
Total current assets		125,461
Other assets		
Goodwill		45,600
Other assets		2,417
Total assets	$	173,478
Liabilities and Member's Equity		
Current liabilities		
Accounts payable and accrued expenses	$	604
Due to affiliates		4,731
Total current liabilities		5,335
Member's equity		168,143
Total liabilities and member's equity	$	173,478

Read the accompanying notes to the financial statements.

LCG Capital Advisors, LLC
Statement of Operations and Changes in Member's Equity
For the Year Ended December 31, 2014

Revenue		
Supervisory and finder's fees	$	28,625
Other income		1,491
		30,116
Operating expenses:		
Commissions		10,562
Employee compensation and benefits		47,124
Professional fees		34,095
Bad debt		45,000
Other administrative expenses		10,811
Total operating expenses		147,592
Net loss		(117,476)
Member's equity, beginning of year		285,619
Capital Distributions		-
Member's equity, end of year	$	168,143

Read the accompanying notes to the financial statements.

LCG Capital Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows provided by operating activities:	
Net loss	$ (117,476)
Adjustments to reconcile net loss to net cash used in operating activities	
Change in assets and liabilities:	
Bad debts	45,000
Decrease (increase) in:	
Accounts receivable	8,641
Other assets	(714)
(Decrease) increase in:	
Accounts payables and accrued expenses	(7,316)
Net cash used in operating activities	(71,865)
Cash flows provided by financing activities:	
Change in affiliate receivables, net	82,692
Capital distributions	-
Net cash used in financing activities	82,692
Net change in cash	10,827
Cash, beginning of year	57,066
Cash, end of year	$ 67,893

Read the accompanying notes to the financial statements.

LCG CAPITAL ADVISORS, LLC
Notes to Financial Statements
December 31, 2014

Note 1 – Nature of Operations

LCG Capital Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Florida limited liability company, formed on July 3, 2003 and is a wholly-owned subsidiary of LCG Capital Holdings, LLC ("LCG"). The Company's business primarily consists of assisting entities in obtaining financing and in merger and acquisition transactions.

Note 2 – Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies are as follows:

Use of Estimates -The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual amounts could differ from those estimates.

Accounts Receivable - Accounts receivable consists of amounts due from one vendor for overpayment of a bill. Management reviews receivables by account to determine if an allowance is necessary. Based on management's evaluation, if it is determined that the receivable is no longer collectible, the Company will charge-off amounts. As of December 31, 2014, management determined that there was no need for an allowance for doubtful accounts. The Company does not accrue interest on past due receivables.

Goodwill - Goodwill is tested for impairment on an annual basis.

Accounting Standards Update 2011-08 ("ASU 2011-08") allows the Company the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test for goodwill impairment. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.

As of December 31, 2014, based on management's assessment of the qualitative factors it was determined that the fair value of the Company's lone reporting unit more-likely-than-not exceeds its carrying amount. As such, management determined that there was no impairment of goodwill.

Revenue Recognition - The Company recognizes revenue from financing and merger and acquisition transactions in the form of engagement fees and success fees. Engagement fees are recognized as the related services are performed. Success fees are earned and recognized at the time a transaction is closed.

The Company also recognizes revenue from hourly consulting fees. Fees are collected in the form of monthly retainers and revenue is recognized as time is incurred on each engagement.

Note 2 – Summary of Significant Accounting Policies (continued)

Income Taxes - The Company is treated as a disregarded entity for income tax purposes. Accordingly, no income taxes or tax benefits are recorded by the Company since such taxes or tax benefits associated with the Company's operations are reported in the tax return of its parent company, LCG.

Management has evaluated the effect of the guidance provided by generally accepted accounting principles on accounting for uncertainty in income taxes and determined that the Company had no uncertain tax positions that could have a significant effect on the financial statements at December 31, 2014. LCG's federal income tax returns for its 2011 and subsequent tax years are subject to examination by the internal revenue service for three years from their date of filing.

Note 3 – Related Party Transactions and Subsequent Event

The Company is due \$51,481 and \$5,680 as of December 31, 2014 from an entity and an individual, both related through common control. These amounts are the result of expenses paid by the Company in previous years on behalf of this entity and individual. Activity during the current year consisted mainly of collections on the existing receivable balances. Subsequent to year end, the Company collected \$50,000 of the outstanding receivable balance due from related parties.

Additionally, the Company owes \$4,731 as of December 31, 2014 to an entity related through common control. This amount is a result of employee payroll and benefits expenses paid by this entity on behalf of the Company. These payroll costs for the Company's single employee, which amounted to \$47,124 for the year ending December 31, 2014, are allocated to the Company based on the percentage of time spent by the employee on the Company's activities.

The above transactions and amounts are not necessarily indicative of the amounts that would have been incurred if similar transactions been had been incurred with independent parties. These related party receivables are due on demand and non-interest bearing.

Note 4 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. As December 31, 2014, the Company had net capital and a regulatory net capital requirement of \$62,558 and \$5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.08 to 1.

Note 5 – Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to subparagraph k(2)(i) of the Rule.

Note 6 – Subsequent Events

The Company has evaluated subsequent events and transactions through February 20, 2015, the date which the financial statements were available to be issued. No events have occurred subsequent to December 31, 2014 through February 20, 2015 which would require adjustment to, or disclosure in the financial statements, other than previously disclosed.

Supplemental Information

LCG Capital Advisors, LLC
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

Net capital		
Total member's capital	$	168,143
Deductions:		
Non-allowable assets:		
Accounts receivable		(407)
Due from affiliates		(57,161)
Deposits		(2,417)
Goodwill		(45,600)
Net capital	$	62,558
Aggregate indebtedness		
Accounts payable, accrued expenses and due to affiliates		5,335
Total aggregate indebtness	$	5,335
Computation of basic net capital requirement		
Minimum net capital required based on aggregate indebtedness	$	356
Net capital required	$	5,000
Excess net capital	$	57,558
Ratio of aggregate indebtedness to net capital		0.08 to 1

Read independent registered public accounting firm report.

LCG Capital Advisors, LLC
Schedule II - Reconciliation Pursuant to Rule 17a-5(d)(4)
of the Securities and Exchange Comission
December 31, 2014

	Per Focus Report	Post Focus Report Filing Adjustments	Audited Financial Statements
Net capital:			
Total member's capital	$ 168,143	$ -	$ 168,143
Deductions:			
Other assets	105,585	-	105,585
Net capital	$ 62,558	$ -	$ 62,558
Aggregate indebtedness:			
Accounts payable and accrued expenses	5,335	-	5,335
Total aggregate indebtedness	$ 5,335	$ -	$ 5,335
Computation of basic net capital requirement			
Minimum net capital required based on aggregate indebtedness	$ 356	$ -	$ 356
Minimum net capital required	$ 5,000	$ -	$ 5,000
Excess net capital	$ 57,558	$ -	$ 57,558
Ratio of aggregate indebtedness to net capital	0.08 to 1		0.08 to 1

Read independent registered public accountanting firm report.

PRIDA·GUIDA & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
1106 N. FRANKLIN STREET
TAMPA, FLORIDA 33602

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of LCG Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3, in which (1) LCG Capital Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which LCG Capital Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i), (the "exemption provisions") and (2) LCG Capital Advisors, LLC stated that LCG Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. LCG Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LCG Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Prida·Guida & Company

Prida, Guida & Company, P.A.
Tampa, Florida
February 20, 2015

LCG CAPITAL ADVISORS, LLC
Exemption Report for SEC Rule 15c3-3
For the Year Ending December 31, 2014

To Whom It May Concern:

For the fiscal year ending December 31, 2014, LCG Capital Advisors, LLC claimed exemption from the governance of SEC Rule 15c3-3 as outlined under Paragraph (k)(2)(i) of the respective rule. This subsection outlines the following:

"The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)."

At no time during the fiscal year ending December 31, 2014 did LCG Capital Advisors, LLC hold funds or securities for, or owe money or securities to, customers. LCG Capital Advisors LLC qualified at all times during the fiscal year ending December 31, 2014, without exception, under the provisions of SEC Rule 15c3-3(k)(2)(i).

Kevin C. Daniels

KEVIN C. DANIELS CCO